                                                                  Exhibit 4xviii

                       [ATLAS PACIFIC LIMITED LETTERHEAD]

5 June 2001


Dr. Joseph Taylor
3 Macs Court
KELSO QLD 4815

Dear Joseph

Employment Contract - Managing Director

It is with pleasure that we appoint you to the position of Managing Director of Atlas Pacific Limited and its associated companies. We set out your terms and conditions below:-

1. Duties and Responsibilities

   Your duties and responsibilities are set out in the attached job description. Because the job description cannot be all encompassing, your responsibilities may extend beyond those listed in the attached job description.

2. Commencement date

   1st September 2001. You will be required to spend six weeks in the Perth office prior to this date to familiarise yourself with some of the duties and responsibilities that will be required of you in this position and to acquaint yourself with duties of the Perth office staff.

3. Remuneration Package

     3.1  Basic Remuneration
          From the period 1st September 2001 to 31st December 2001, your gross annual base salary will be A$155,000 from which superannuation will be deducted at a minimum rate of 8%.

          From 1st January 2002, your gross annual base salary will be A$180,000 from which superannuation will be deducted at a minimum rate of 8% (9% from 1 July 2002).

     3.2  Incentives
          From 1st September 2001 to 31st December 2001, the incentives that you will be entitled to will be those that were available to you under your contract as project manager, those being:
          a) Hatchery-produced shell presented to technicians will attract a bonus payment in accordance with the formula as follows-
               Bonus = (No. of Shell presented - 40,000) x A$0.50
               The target number of shell to be presented is 100,000 and this will limit the maximum of the bonus to A$40,000 per annum;

          b) Saleable pearls from shell seeded in (a) above will attract a bonus in accordance with the formula as follows -
               If the number of saleable pearls is at least 55,000, then the bonus will be A$1.00 per saleable pearl. If the saleable pearls produced is less than 55,000, then no bonus is paid.

          The term saleable pearl in (b) above refers to the category of pearls that are classified as "Saleable" by Pearlautore International when the pearls are graded by it in Sydney.

          From 1st January 2002, you will be entitled to a bonus as follows:

          (a) An amount equivalent to 25% of your base salary, payable if certain qualifying criteria are met, as determined by the members of the Executive Committee or Remuneration Committee from time to time. The criteria by which this incentive may be judged may include but are not limited to:

               Production Criteria - e.g.
               . Hatchery to produce sufficient spat for internal farm needs as determined by the annual budgets and where required or available, external sales for joint ventures and sale to third parties;
               . To meet nucleation targets as set down in the budgets each year;
               . To ensure that the number of saleable pearls (as determined by Pearlautore International) available for sale each year is at least as predicted in the budgets;

               Financial Criteria - e.g.
               . To ensure that cash reserves are in line with budget forecasts;
               . To ensure that after tax profits are in line with budget forecasts;

               Other strategies - e.g.
               .   The retention of management staff in Australia and Indonesia;
               .   To develop and implement substantial investor awareness
                   programmes of Atlas Pacific Limited by undertaking such activities as stockbroker presentations, newsletter publications and press releases with the objective of maximising the Company's share price as a result of the market being fully informed.

           (b) A maximum of 200,000 options, allocated pro-rata to the proportion of the bonus allocation in (a) above, to purchase shares in the Company at a price that will be determined as being 10 cents above the average share price for the month of December of the year prior to when they are allocated. The options will be issued on the 1st January after the bonus is awarded and they will have a term of 3 years from that date. The options will not be allowed to be exercised in the first year that they are held. The options will not be transferable and options that are not exercised before the termination of employment will be forfeited at the discretion of the Board.

       3.3 Review
           Your basis salary will be subject to annual review.

4.  Additional entitlements

         4.1 20 working days annual leave per annum and 10 days sick leave per annum;

         4.2 Relocation costs, up to an amount to be approved by the Board, to cover the cost of moving your family and their personal belongings from Queensland to Perth and for moving your personal belongings (excluding your yacht) from Indonesia;

         4.3 Reimbursement of the costs of temporary accommodation for a period of up to 4 months from the Commencement Date while you and your family are in Perth and before you have made arrangements in relation to a permanent place of residence in Perth. The amount of this cost should be reasonable and should be approved by the Chairman before it is incurred.

         4.4 Reimbursement of car hire costs for a period of 4 months from the Commencement Date while you are in Perth.

5.  Confidentiality

    You must not, except in the proper performance of your duties, disclose to any person (and must use your best endeavours to prevent the publication or disclosure to any person) any trade secret or other confidential information concerning the Company's operations.

    The contents of this contract are also considered confidential and likewise you must not disclose any detail to any person except in the proper performance of your duties.

6.  Notice

    It is the intention of the parties that this contract be for an indefinite period. Four months written notice must be given by one party to the other party in order to terminate this contract.

If you are in agreement with the above terms and conditions please sign the copy of this letter and return it to us.

Yours sincerely,

/s/ AM Kerr
Professor AM Kerr
Chairman

Terms and Conditions Accepted

/s/ James Taylor
-------------------------
James Taylor

Date: 25/7/2001

                                    J. TAYLOR
                                 JOB DESCRIPTION
                               (Managing Director)

1.   General Administration
     1.1  Respond to queries and incidents in the field;
     1.2  General supervision of all management staff;
     1.3 Personnel administration including hiring, dismissal, dispute resolution, review of performance and review of remuneration for all Perth based staff and Indonesian based expatriates;
     1.4 Provide for staff training and development in Indonesia and Australia to ensure that the Group's objectives are met;
     1.5 Ensure that management succession planning is in place for the rotation of senior staff who leave the organisation;
     1.6 Review insurance requirements and deal with claim issues as they arise;
     1.7  Prepare information for Board and Executive Committee meetings;
     1.8 Communicate with Directors, suppliers and statutory authorities in Australia and Indonesia;
     1.9  Occupation, health & safety review;
     1.10 Advise on immigration issues for expat. Staff in Indonesia.

2.   Liaison/Public Relations
     2.1 Represent the company and its activities in a positive light to the press, investment community, regulatory authorities, etc.
     2.2 Communicate with the press, shareholders, stock brokers (including meetings and presentations in the Eastern states and the USA as required), bankers and regulatory authorities in Australia such as the ASX, ASIC and the USA such as NASDAQ and the SEC;
     2.3 Communicate with Indonesian authorities such as the BKPM and the tax office as required;
     2.4 Actively involve the company's Indonesian representatives in its activities in Indonesia;
     2.5 Represent the company in pursuit of other business and joint venture opportunities.

3.   Financial
     3.1 Oversee the preparation, presentation and discussion with the Board and management of annual budget forecasts and the reporting to the Board on prior year results against budget forecasts for that period;
     3.2  Prepare business plans as required by the Board;
     3.3 Review the preparation of annual reports and half yearly reports including review of operations and all other compliance matters within the statutory time limits;
     3.4 Liaise with auditors and tax advisors as required to ensure compliance with laws and maximisation of financial planning opportunities;
     3.5  Supervise the preparation of monthly management accounts;
     3.6 Management of cash flow, ensuring that sufficient reserves are available as directed by the Board;

     3.7 Ensure that expenditure controls for the purchase of fixed assets and other high value items such as nuclei and consulting services are in place and adhered to by Perth and Indonesian based operations.

4.   Marketing
     4.1 Communicate with Pearlautore International (and other wholesale organisations as required) regarding harvest forecasts, pearl prices and terms offered by customers, marketing strategies and other value adding opportunities;
     4.2  Negotiate selling contracts with pearl wholesalers as required;
     4.3 Maintain personal contact with individuals and organisations in the pearl industry on behalf of the company;
     4.4 Where possible, provide feedback to field operations to ensure that the most valuable pearl types in relation to colour, size and shape are being produced.

5.   Operational
     5.1 Ensure that the best practice oyster husbandry techniques are adopted in the field for the best possible pearl production results;
     5.2 Ensure complete documentation of technology, know how and operational procedures to ensure smooth succession in the event of key managers leaving the group's employment;
     5.3 Continue to promote the best possible nucleating techniques and practices and ensure that staff are sufficiently trained to perform this task;
     5.4 Visit Waigeo and other pearl farming sites (if they are developed in the future) as required to ensure operations are running as reported;
     5.5 Oversee the planning of pearl harvests, including the review of nuclei requirements, followed by the shipment of the pearls from Indonesia and customs clearance to Australia.